EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

1847 Management Services, Inc.	Delaware

Monrovia Auto Finance, Inc.	Delaware

1847 Neese Inc.	Delaware

Neese, Inc.	Iowa